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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                        UNDER THE SECURITIES ACT OF 1934


                               Mother's Work, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value


                                    619903107
                                 (CUSIP Number)


                                   May 1, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]Rule 13d-1(b)
         [X]Rule 13d-1(c)
         [ ]Rule 13d-1 (d)



                               Page 1 of 8 Pages
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CUSIP No. 619903107

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Foremark Investments Ltd.
         Madeline Wong

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      X
(b)

3.       SEC Use Only

4. Citizenship or Place of Organization: Foremark Investments, Ltd. --British Virgin Islands; Madeline Wong--Canada.

Number of                  5.       Sole Voting Power:  217,365 shares
Shares Bene-
ficially                   6.       Shared Voting Power:  None
Owned by Each
Reporting                  7.       Sole Dispositive Power:  217,365 shares
Person With:
                           8.       Shared Dispositive Power:  None


9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
         217,365 shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row (9):  6.1%

12.      Type of Reporting Person (See Instructions)

         Foremark Investments, Ltd.--CO
         Madeline Wong--IN

                               Page 2 of 8 Pages
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CUSIP No. 619903107

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         John Charlton

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      X
(b)

3.       SEC Use Only

4.       Citizenship or Place of Organization:  John Charlton--United States of
         America

Number of                  5.       Sole Voting Power:  42,000 shares
Shares Bene-
ficially                   6.       Shared Voting Power:  None
Owned by Each
Reporting                  7.       Sole Dispositive Power:  42,000 shares
Person With:
                           8.       Shared Dispositive Power:  None


9.       Aggregate Amount Beneficially Owned by Each Reporting Person:
         42,000 shares

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.      Percent of Class Represented by Amount in Row (9):  1.2%

12.      Type of Reporting Person (See Instructions)

         John Charlton--IN



                               Page 3 of 8 Pages
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CUSIP No. 619903107

ITEM 1.

(a)      Name of Issuer

         Mother's Work, Inc.

(b)      Address of Issuer's Principal Executive Offices

         465 North 5th Street
         Philadelphia, Pennsylvania  19123

ITEM 2.

(a)      Name of Person Filing

                  Foremark Investments Ltd.
                  Madeline Wong
                  John Charlton

(b)      Address of Principal Business Office or, if none, Residence

         c/o Mr. John Charlton
         Penthouse 1C
         21 South End Avenue
         New York, New York  10280

(c)      Citizenship

         Foremark Investments Ltd.--British Virgin Islands
         Madeline Wong--Canada
         John Charlton--United States of America

(d)      Title of Class of Securities

         Common Stock, $.01 par value

(e)      CUSIP Number

         619903107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

         (a)      [ ]      Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o).

         (b)      [ ]      Bank as defined in section 3(a)(6) of the Act
                           (15 U.S.C. 78c).



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CUSIP No. 619903107

         (c)      [ ]      Insurance company as defined in section 3(a)(19)
                           of the Act (15 U.S.C. 78c).

         (d)      [ ]      Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)      [ ]      An investment adviser in accordance with
                           section 240.13d-1(b)(ii)(E).

         (f)      [ ]      An employee benefit plan or endowment fund in
                           accordance with section 240.13d-1(b)(1)(ii)(F).

         (g)      [ ]      A parent holding company or control person in
                           accordance with section 240.13d-1(b)(ii)(G).

         (h)      [ ]      A savings association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813).


         (i)      [ ]      A church plan that is excluded from the definition of
                           an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)      [ ]      Group, in accordance with
                           section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount beneficially owned:

                  Foremark Investments Ltd. and Madeline Wong
                           (who owns all of the voting and equity
                           securities of Foremark Investments Ltd., the
                           record owner of the shares subject of this
                           filing):                                                       217,365 shares

                  John Charlton
                           (husband of Madeline Wong)                                     42,000 shares

(b)      Percent of class:

                  Foremark Investments Ltd. and Madeline Wong                                  6.1%

                  John Charlton                                                                 1.2%

                               Page 5 of 8 Pages
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CUSIP No. 619903107

(c) Number of shares as to which the person has:

(i)      Sole power to vote or to direct the vote:

                           Foremark Investments Ltd. and Madeline Wong                    217,365 shares

                           John Charlton                                                   42,000 shares

(ii) Shared power to vote or direct the vote:

                           None

(iii) Sole power to dispose or to direct the disposition of:

                           Foremark Investments Ltd. and Madeline Wong                    217,365 shares

                           John Charlton                                                   42,000 shares

(iv) Shared power to dispose or to direct the disposition of:

                           None

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         None.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         See Exhibit A.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

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CUSIP No. 619903107

ITEM 10.  CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

                                         FOREMARK INVESTMENTS LTD.

                                         By /s/ Madeline Wong
                                            ------------------------------------
                                            Madeline Wong
                                            Director

                                         /s/ Madeline Wong
                                         ---------------------------------------
                                         Madeline Wong

                                         /s/ John Charlton
                                         ---------------------------------------
                                         John Charlton



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CUSIP No. 619903107

Exhibit A to Schedule 13G

This Schedule 13G is being filed by the following members of a group:

         Foremark Investments Ltd. and Madeline Wong (Foremark Investments Ltd. is the record owner of 217,365 shares; Madeline Wong is the owner of all of the voting and equity securities of Foremark Investments Ltd.)

         John Charlton (John Charlton is the record owner of 42,000 shares and is the husband of Madeline Wong)


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